OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

LEVEL THERAPY GENERAL CORPORATION
605 Haight Street, San Francisco, CA 94117
www.trylevel.com
415-484-3823



UP TO $1,070,000 OF CROWD NOTES

Level Therapy General Corporation ("Level Therapy" or "the company") is offering up to $1,070,000 worth of Crowd Notes of the company. The minimum target amount under this Regulation CF offering is $25,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the company must reach its Target Amount of $25,000 by July 31, 2017. The company is making concurrent offerings under both Regulation CF and Regulation D (the "Combined Offerings". Unless the company raises at least the Target Amount of $25,000 under the Regulation CF offering and a total of $150,000 under the Combined Offerings (the "Closing Amount") by July 31, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The company will accept oversubscriptions in excess of the Target Amount up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the company reaches its Closing Amount prior to July 31, 2017, the company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or

literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The company's business

Level Therapy General Corporation is an S corporation incorporated as a close corporation on September 15, 2016, under the laws of Delaware. Level Therapy is a mobile platform that provides patients with treatment tools and video access to licensed therapists. The app allows for real-time therapy with a licensed physician. The app is currently only available on iOS devices and we are developing a version for Android. The company and its related company, Level Family Therapy, Inc. ("LFTI," and, together with the company "we" or "us") sell our services to companies to provide their employees access to therapy services as part of their healthcare coverage. Our therapy services are typically covered by the employee's company-provided insurance and are reimbursable. Employees are charged $99 per hour session and the employer is charged a usage fee of $20 per session per employee. We are currently working with Teach for America to roll out the app to its employees and are seeking to build partnerships with more employers. Our services are also available directly to consumers at the same fee of $99 per hour, after an initial free 20-minute assessment.   We are currently able to treat patients in California, Massachusetts, Ohio, New York, Illinois, Oregon and Florida.

Further information about the company and its business appears on the company's profile page on SeedInvest under https://www.seedinvest.com/level.therapy/seed and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Officers and directors

This table shows the company's officers and director. In addition to the co-founders, the company has two (2) other employees. All therapists are independent contractors engaged by LFTI, a company owned by Coley Williams.

Name	Position	Age	Date Elected or Appointed	Full-time with the company?
Officers:				
Dan Miller	Co-Founder, Chief Executive Officer	31	September 15, 2016	Yes
Jaynice Nichole ("Coley") Williams	Co-Founder, Chief Medical Officer	34	September 15, 2016	Yes
Director:				
Dan Miller	Director	31	September 15, 2016	

Dan Miller

Dan co-founded the company, starting in October 2015. He has been CEO and sole director since September 2016, when the company was incorporated. Prior to founding the company, he was an operations consultant at StyleSeat, a wellness-service booking platform, from March to October 2015. He also founded and worked as CEO of Freshsessions, an online platform that helped music artists find and book studio sessions, from September 2013 until February 2015. Dan studied economics at Hofstra University and received an Innovation and Entrepreneurship certificate from Stanford University Graduate School of Business.

Coley Williams

Coley co-founded the company with Dan in October 2015. She has served as the company's Chief Medical Officer since September 2016. Since 2009, Coley has practiced psychotherapy, first under supervision and most recently in private practice as a Licensed Marriage and Family Therapist. Coley has taught psychology at both the University and Master's levels and has worked as a mental health consultant for Teach for America in the Los Angeles area. Coley graduated with a BA from Wake Forest University and has a Masters of Arts in Marriage and Family Therapy with Specialty in Clinical Art Therapy from Loyola Marymount University.

Related Party Transactions

The company relies on LFTI, a professional corporation solely owned by Coley Williams, to hire clinicians and to define the quality of care for, and provide therapy sessions to, patients. LFTI collects the fee from each patient and pays one-half of the fee to the therapist. The company and LFTI intend to enter into a master services agreement to formalize their relationship. LFTI pays a fee to the company for use of the company's technology platform, app, billing system, and marketing. The company did not charge any service fees to LFTI during 2016.

Since inception, the company has loaned funds totalling $90,101 to its two founders and to LFTI. These loans are not documented and do not have any formal terms, such as interest rate or maturity date. The company records the loans as a current asset on its balance sheet.

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

- **The company's accountant has included a "going concern" note in its review report.** The company may not have enough funds to sustain the business until it becomes profitable. Even if the company raises funds through a crowdfunding round, it may not accurately anticipate how quickly it may use the funds and whether these funds are sufficient to bring the business to profitability. Our ability to remain in business is reliant on either generating sufficient cash flows, raising additional capital, or likely a combination of the two.

- **We are an early stage company.** The company has a limited operating history and has received limited revenues to date. If you are investing in this company, it's because you think this is a good idea, that the founders can execute it better than their competition, that they can price their product right and sell it to enough people such that the company will succeed.

- **The company has not formalized its relationship with LFTI.** The company will only receive revenues when the services of clinicians contracted by LFTI are engaged through the company's app. LFTI is controlled by Coley Williams, one of the company's founders, and the company will rely heavily on LFTI for its revenues. Without revenues from LFTI, the company would be significantly harmed. Until a formal master services agreement is in place between the company and LFTI, investors are relying on Coley to ensure that any relationship is fair to the company. The company would have no recourse if Coley changed the terms for the relationship such that they benefit LFTI and harm the company.

- **We operate in a business that is highly regulated; evolving government regulations may increase our costs.** While we do not provide clinical services, we support and are dependent upon entities that do. The healthcare industry is heavily regulated and closely scrutinized by federal, state and local governments.   Dramatic changes to healthcare regulation (and the changes our clients make in response to them) could present a substantial risk to our business and our cost of operations. Compliance with future laws and regulations may divert management's attention from the operation of the business and may require us to change our practices at an undeterminable and possibly significant expense, which could have a material impact on our ability to provide services at competitive prices.

- **Limited intellectual property protection may cause us to lose our competitive advantage and adversely affect our business.** The company employs a proprietary machine learning system that allows us to match a patient with the right therapist and a proprietary electronic health records system designed for therapists that the company intends to sell as SaaS. The company has not yet applied for patents for either of these systems. There is no guarantee that the company will obtain patent protection, which may affect the value of our services. It may also lead to unauthorized use or copying of the company's systems. Litigation may be necessary in the future to enforce or protect our rights or to determine the validity and the scope of rights of others. Litigation could cause the company to incur substantial costs and divert resources away from running our business, which in turn could materially adversely affect the business.

- **We rely on third-party clinicians to provide services essential to the success of our business. Our business and growth strategy depend on our ability to maintain and expand a network of qualified providers.** Our success depends upon the continued ability of LFTI to grow and maintain a network of qualified therapists. These therapists are not employees of the company or LFTI, but independent contractors. If LFTI is not able to recruit and retain licensed clinicians, it would impact our ability to grow our business and meet the needs of our clients. In any particular market, providers could demand higher payments or take other actions that could result in higher costs for us, less attractive service for our clients or difficulty meeting regulatory or accreditation requirements. Moreover, if LFTI is not able to pay clinicians on a timely basis, they may choose to leave our network.

- **LFTI may become subject to professional liability claims, which could cause it to incur significant expenses and may require it to pay significant damages if not covered by insurance.** Our business entails the risk of professional liability claims against both our providers and LFTI. Although LFTI carries insurance covering professional liability claims in amounts that we believe are appropriate in light of the risks attendant to our business and we require proof of insurance before onboarding a therapist onto our platform, successful liability claims could result in substantial damage awards that exceed the limits of LFTI's and a therapist's insurance coverage, which would impact LFTI's ability to pay the company for its services.

- **The company currently only has one business customer.** The company's business plan is to partner with companies and large organizations to provide their employees access to mobile therapy services as part of their healthcare coverage. As of the date of this offering memorandum, we have only been engaged by Teach for America. To be able to grow our business, we will need to sell our services to more companies.

- **The company has a number of competitors.** While the telehealth market is in an early stage of development, it is competitive and we expect it to attract increased competition, which could make it difficult for the company to succeed. We currently face competition in the telehealth industry for our solution from a range of companies that offer similar solutions, often at substantially lower prices, and that are continuing to develop additional products and becoming more sophisticated and effective. These competitors include TalkSpace and Doctor on Demand, Inc. In addition, large, well-financed health plans have in some cases developed their own telehealth tools and may provide these solutions to their customers at discounted prices.

- **The telehealth market is immature and volatile, and if it does not develop, if it develops more slowly than we expect, if it encounters negative publicity or if our solution does not drive patient engagement, the growth of our business will be harmed**. The telehealth market is relatively new and unproven, and it is uncertain whether it will achieve and sustain high levels of demand, consumer acceptance and market adoption. Our success will depend to a substantial extent on the willingness of patients to use, and to increase the frequency and extent of their use of, our solution, as well as on our ability to demonstrate the value of telehealth to employers. Negative publicity concerning our solution or the telehealth market as a whole could limit market acceptance of our solution. If employers or patients do not perceive the benefits of our solution, or if our solution does not drive patient engagement, then our market may not develop at all, or it may develop more slowly than we expect. Similarly, individual and healthcare industry concerns or negative publicity regarding patient confidentiality and privacy in the context of telehealth could limit market acceptance of our services.

- **If the therapists who provide services through our app are characterized as employees, we would be subject to employment and withholding liabilities.** We structure our relationships with the therapists who provide services on our platform in a manner that we believe results in an independent contractor relationship, not an employee relationship. An independent contractor is generally distinguished from an employee by his or her degree of autonomy and independence in providing services. A high degree of autonomy and independence is generally indicative of a contractor relationship, while a high degree of control is generally indicative of an employment relationship. Although we believe that the therapists are properly characterized as independent contractors, tax or other regulatory authorities may in the future challenge our characterization of these relationships. If such regulatory authorities or state or federal courts were to determine that therapists are employees of the company or LFTI, and not independent contractors, the company or LFTI would be required to withhold income taxes, to withhold and pay social security, Medicare and similar taxes and to pay unemployment and other related payroll taxes. We would also be liable for unpaid past taxes and subject to penalties. As a result, any determination that therapists are our employees could have a material adverse effect on our business.

- **The company has a small management team.** The company depends on the skills and experience of its two founders, Dan Miller and Coley Williams. If the company is not able to call upon Dan or Coley for any reason, it could be harmed. Our efforts to effectively expand our management team may be thwarted if we don't raise enough money.

- **The company has not formalized its bylaws.** Bylaws are used by a corporation to organize its internal management, by setting out the rules and responsibilities for shareholders, directors, and officers. As such, investors are relying on the company's founders acting in the best interest of the company and do not have any recourse if the founders take actions that investors do not approve of.

- **The company is selling convertible notes that will convert into shares or result in payment in limited circumstances.** These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the

Securities Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. But you won't know how much your investment is worth until that happens. The outside investors at the time of conversion, if any, might value the company at an amount well below the $3 million valuation cap, so you should not view the $3 million as being an indication of the company's value. Further, the Crowd Notes do not accrue interest. If you choose to invest, you should be prepared for the possibility that your notes will never convert and will have no value.

- **In order for the Crowd Notes to convert into shares of Preferred Stock of the company, the company will have to amend its certificate of incorporation.** If the Crowd Notes being issued in this offering are to convert into shares of Preferred Stock of the company, the company will need to amend its certificate of incorporation, which will involve legal paperwork and filings with state regulatory authorities. The company is currently a close corporation under Delaware law, which means that no more than 30 shareholders can own its shares and that transfers of the shares are restricted. In addition, as a close corporation, it may not offer any of its shares to the public. If this change doesn't happen for any reason (including the company not having enough money to pay lawyers), the value of your investment will be damaged.

- **We have not assessed the tax implications of using the Crowd Note.** The Crowd Note is a type of debt security that does not include a set maturity date and is not interest bearing. As such, there has been inconsistent treatment under state and federal tax law as to whether the Crowd Note can be considered a debt of the company, or the issuance of equity. Investors should consult their tax advisers.

- **Any valuation at this stage is difficult to assess.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **The Crowd Note contains dispute resolution provisions that limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing a Crowd Note in this offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this offering, the Crowd Notes and possibly the securities into which the Crowd Notes are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

- **You may have limited rights.** The company has not yet authorized Preferred Stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a non-Major Investor under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

- **The company will need more money.** The company might not sell enough Crowd Notes to meet its operating needs and fulfill its plans, in which case it will cease operating, which could lead to the total loss of your investment. Even if it sells all the Crowd Notes it is offering now, it will probably need to raise more funds in the future, and if it can't get them, the business could fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less, because later investors might get better terms and the issuance of additional shares may dilute your proportional ownership.

- **You can't easily resell the securities.** There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the company as of April 30, 2017 are reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Jaynice Nichole Williams	8,500,000 shares of common stock	50%
Dan Miller	8,500,000 shares of common stock	50%

The above figures do not reflect convertible notes that the company has already issued to existing investors, nor notes that are currently offered for sale in this offering and in concurrent offerings. The conversion of these notes will impact the ownership and voting power percentages. The above figures also do not reflect 3,000,000 shares of common stock the company has reserved for an option pool for future employees and investors.

The Offering

The securities offered in this offering

The following description is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Crowd Notes. The Crowd Notes are obligations solely of the company. Investors will have no recourse to, or be able to share in the profits of, LFTI.

The Crowd Notes sold in this offering will convert into Preferred Stock in the earlier of a "corporate transaction" (such as the sale of the company) or a "qualified equity financing" (which is a Preferred Stock financing raising more than $1 million or the first sale of common stock in an initial public offering under a registration statement filed under the Securities Act of 1933).

The price at which the Crowd Notes sold in this offering will convert will be:

- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or

- At a discount of 20% to the price in the qualified equity financing, subject to a $3 million valuation cap, if the conversion takes place pursuant to a qualified equity financing.

The Crowd Notes do not accrue interest.

As described below, non-Major Investors will have fewer rights than Major Investors, including more limited information rights.

Our Target Amount for this offering to investors under Regulation Crowdfunding is $100,000. Additionally, we have set a minimum Closing Amount of $150,000 for the Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur. We will accept up to $1,070,000 from investors through Regulation Crowdfunding before the deadline of July 31, 2017.

The minimum investment is this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities sold pursuant to Regulation D

The company is selling securities in a concurrent offering to accredited investors under Rule 506(c) of Regulation D under the Securities Act at the same time as this offering under Regulation Crowdfunding (together, the "Combined Offering")

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered major investors, to the extent that concept exists in those offerings. Further, Major Investors will be entitled to greater information rights than non-Major Investors in the Combined Offerings.

Other classes of securities of the company

The following descriptions summarize important terms of the existing securities of Level Therapy and does not provide every detail that may be of interest to investors in this offering. A description of the rights for common stockholders may be found in the certificate of incorporation of the company.

Common Stock

Dividend Rights

Holders of common stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

Rights and Preferences

Holders of the company's common stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's common stock.

Convertible Securities

KISS

On November 15, 2016, the company issued a "Keep It Simple Security" or "KISS" convertible security, which we refer to as the KISS, to one purchaser. The KISS does not bear interest and does not have a maturity date.

Conversion terms

The KISS will automatically convert into securities representing 5% of the fully diluted capitalization of the company either upon the closing of an equity financing in which the company receives more than $1 million in gross proceeds, or in the event of a corporate transaction. In the event of a corporate transaction, the holder may opt to receive instead an amount equal to two times the principal amount of the KISS. If the conversion terms of the KISS are not triggered prior to May 15, 2018, the holder has the option after that date to convert the KISS into shares representing 5% of the company's fully diluted capitalization.

Other rights

The company granted the holder of the KISS information rights and, so long as the holder owns the KISS or shares into which the KISS converts, the right to attend all meetings of the company's board of directors in the capacity of a nonvoting observer. In the event that the company offers preferred stock in its next equity financing, the holder has a right of first offer to participate in that offering by purchasing shares at a price per share calculated by dividing (a) the lesser of $500,000 and 20% of the value of stock sold in the offering by (b) the price paid in the offering.

Convertible promissory notes

On November 14, 2016, the company issued 3 convertible promissory notes (the "November notes"), and, on December 15, 2016, one convertible promissory note (the "December note"), on substantially similar terms, except as noted below.

Interest rate and maturity date

The convertible promissory notes mature one year after issuance and bear interest at 3%.

Conversion terms

In the event of an equity financing prior to maturity in which the company receives more than $1 million in gross proceeds (a "qualified equity financing"), the outstanding principal and interest on the convertible promissory notes will automatically convert at the conversion price set forth below. The company has the option to pay the interest in cash instead of shares. In the event of any other equity financing, an IPO or corporate transaction that takes place prior to maturity, the outstanding principal of the convertible promissory notes will convert at the option of the holders of a majority in interest of the aggregate principal amount of convertible promissory notes at the conversion price set forth below. At maturity, the outstanding principal and interest on the convertible promissory notes will convert at the option of the holder at the conversion price set forth below.

The conversion price of the convertible promissory notes is equal to

- in the event of a qualified equity financing or an equity financing other than an IPO, the lesser of (i) 80% of the per share price paid by investors in such equity financing or (ii) the price equal to the quotient of the conversion cap divided by the aggregate number of outstanding shares of the Company's capital stock immediately prior to the closing of that equity financing, on a fully diluted basis, or
- at maturity or in the event a corporate transaction or IPO, the price equal to the quotient of the conversion cap divided by the aggregate number of outstanding shares of the Company's capital stock as of the maturity date or the closing date of the corporate transaction or IPO, on a fully diluted basis.

The conversion cap for the November notes is $1,500,000 and the conversion cap for the December note is $5,000,000.

What it means to be a minority holder

As an investor in Crowd Notes of the company, you will not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Even if your securities convert to equity of the company, investors in this Offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share into which the notes convert being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transfer Agent

We have selected CapShare, an SEC-registered securities transfer agent, to act as our transfer agent. They will be responsible for keeping track of who owns Crowd Notes.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

The company's financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were reviewed by Artesian CPA, LLC.

Financial Condition

Level Therapy General Corporation began operations in September 2016 and has not generated significant operating revenues to date. The company is a development stage company and will be dependent on additional financing, including this offering, in order to have the funds to develop its products and services.

Results of Operations

The independent accountant's review report states that the company's financials were prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

The company derives revenues from 3 sources. It charges an employer a fee of $20 per session per employee and it charges LFTI a fee for providing services equal to 50% of each fee that LFTI collects from a patient. The company separately sells its proprietary electronic health records system designed for therapists as SaaS. In 2016, the company did not charge any fees to LFTI. It intends to start collecting fees in July 2017. In addition, the company has been providing its software at no cost to therapists as it seeks user feedback and makes product enhancements.

In 2016, the company entered into an agreement with Teach for America to provide sessions to its employees in the Los Angeles region for a fee of $4,000. The company records that fee on its balance sheet as deferred revenue and recognizes revenue as Teach for America employees utilize sessions. The company's net revenues for the year ended December 31, 2016 were $5,247. These revenues derived from fees paid by patients not affiliated with Teach for America paying out of pocket for sessions and from a small number of sessions provided to Teach for America employees. At December 31, 2016, the remaining Teach for America fee represented deferred revenues of $3,625.

To determine the company's gross profits, the costs of net revenues, which include the fees paid to therapists, are deducted. For the year ended December 31, 2016, the company's costs of net revenues were $15,855, which consisted of the fees paid to therapists, the portion of fees retained by LFTI and professional fees and travel costs associated with negotiating the transaction with Teach for America, resulting in a gross loss of $10,608.

The company's operating expenses consist of general and administrative costs and sales and marketing expenses. Operating expenses for the year ended December 31, 2016 amounted to $81,939, largely due to $80,464 in general and administrative expenses we incurred to pay our outside lawyers to set up the company, to pay other professionals for systems design and development and for other expenses associated with establishing the business. Our remaining expenses came from our initial marketing efforts. The company also incurred $171 in interest expense that accrued on the convertible notes the company issued in November 2016. See "—Liquidity and Capital Resources" below.

As a result of the foregoing factors, the company's net loss for 2016 was $92,718.

Since the end of 2016, the company has entered into agreements to provide services to employees in 2 additional Teach for America regions on terms similar to its initial agreement in Los Angeles. We have continued to recognize revenues from the initial Teach for America agreement and from new and continuing clients paying out of pocket. The company's expenses have increased in the first 4 months of 2017 as we have hired engineers and paid for some services rendered in 2016 in which the providers agreed to be paid on a deferred basis.

Liquidity and Capital Resources; Future Trends

At December 31, 2016, the company had $542 in cash in its bank account and total assets of $92,284. Most of the company's assets consist of amounts owed to the company by its founders and LFTI. See "Related party transactions" above. At April 30, 2017, the company had approximately $35,00 cash on hand. Currently, we estimate our burn rate (net cash out) to be on average $10,000 per month.

To date, the company has funded its operations through the issuance of a KISS note for $125,000 and the issuance of convertible promissory notes totaling an additional $94,189. See "Ownership and Capital Structure of the Company – Other classes of securities of the company" above and "Recent Offerings of Securities" below.

The company has not committed to make any capital expenditures, and in the event it does not raise sufficient funds from this offering, and depending on the amount of cash on hand, it will seek to secure a loan.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- In December 2016, we issued 17,000,000 shares of common stock, par value $0.000001 per share, to our 2 founders in reliance on Section 4(a)(2) of the Securities Act, for $17. The shares are subject to vesting terms contingent on the founders' continued service to the company.

- On November 15, 2016, we issued the KISS in reliance on Regulation D under the Securities Act, for consideration of $125,000. The proceeds of this offering were used to fund the company's operations.

- On November 14, 2016, we issued convertible promissory notes in reliance on Section 4(a)(2) of the Securities Act, for consideration of $44,189. The proceeds of this offering were used to fund the company's operations.

- On December 15, 2016, we issued a convertible promissory note in reliance on Regulation D under the Securities Act, for consideration of $50,000. The proceeds of this offering were paid to the company in January 2017 and used to fund the company's operations.

Valuation

The company determined the valuation cap, discount, and interest rate of the Crowd Notes in this offering internally based on its own assessment of the company's current and future value, as well as relative risk for investors investing in similarly situated companies. The Crowd Notes may convert to equity securities of the company in the future if the company engages in future equity financings. At that time, the valuation of the company will be determined through negotiations with prospective investors. Those prospective investors may determine the value of the company through one or multiple methods that include:

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed;

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet; and

Earnings Approach — This is based on what the prospective investor will pay (the present value) for what the prospective investor expects to obtain in the future.

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of this offering. If we raise the Closing Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), will be approximately $82,500. We plan to use these proceeds as follows:

- Approximately 72% for paying salaries to the CEO and CMO.

- Approximately 17% for hiring engineering, product, and support personnel.

- Approximately 11% for marketing, legal and finance expenses.

We do not plan to use the proceeds to pay off debt. In addition, we have no plans to acquire assets at this point.

If we raise the Maximum Amount of $1,070,000 the net proceeds of this offering to the issuer will be approximately $979,750. We plan to use these proceeds as follows:

- Approximately 17% for paying salaries to the CEO and CMO.

- Approximately 36% for engineering/product/support services.

- Approximately 22% for marketing, legal and finance expenses.

- Approximately 25% for working capital and research and development.

If we receive funds in our concurrent offering under Rule 506(c) of Regulation D, we may allocate some of those funds to cover some, if not all of the costs, of uses identified above. Any amount raised in the Regulation D offering in excess of the Maximum Amount will be budgeted for engineering support and product services.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.trylevel.com, which will be posted within 120 days after the end of each fiscal year.

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/level.therapy/seed .

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your convertible note. At that point, you will be an investor in the company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The company is making concurrent offerings under both Regulation CF and Regulation D and unless the company raises at least the target amount under the Regulation CF offering and the closing amount under both offerings, it will not close this offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

● If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the lesser of his or her annual income or net worth.
● If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.